eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMER
8- 69145

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___eBX LLC d/b/a LeveL ATS___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___99 Summer Street, Suite 1700___
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Stupay	(212) 897-1692	mstupay@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___WithumSmith+Brown, PC___
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/8/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Neil Whitney Conary, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to eBX LLC d/b/a LeveL ATS as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

CEO

Title

STATE OF NEW HAMPSHIRE

County of Rockingham Date 2·28·2022

Then personally appeared before me the above named Neil Whitney Conary and acknowledged the foregoing instrument to be his/her free act and deed before me.

[signature]

Ryan C. Pope, Notary Public

My Commission Expires December 2, 2025

[signature]

Notary Public

RYAN C. POPE
Notary Public - New Hampshire
My Commission Expires December 2, 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged With Governance of
eBX LLC d/b/a Level ATS:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eBX LLC d/b/a Level ATS (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 28, 2022

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB – THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 11,926,543
Restricted cash	100,091
Commissions receivable	1,784,259
Commissions receivable - affiliates	600,011
Due from clearing broker, net	1,685,989
Fixed assets (net of accumulated depreciation of $4,600,183)	1,621,557
Operating lease right-of-use assets	1,506,262
Prepaid expenses and other assets	505,174
Total assets	$ 19,729,886

Liabilities and Members' Equity

Liabilities

Operating lease liabilities	$ 1,567,816
Accounts payable and accrued expenses	1,620,428
Accrued professional fees	318,100
Total liabilities	3,506,344
Members' equity	16,223,542
Total liabilities and members' equity	$ 19,729,886

The accompanying notes are an integral part of these financial statements.

eBX LLC d/b/a LEVEL ATS

Notes to Statement of Financial Condition
December 31, 2021

1. **Nature of operations**

   eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. The Company is owned by a consortium of banks, broker dealers and a stock exchange.

   The Company and Luminex Trading & Analytics LLC ("Luminex") have entered into a definitive merger agreement that is expected to close on March 1, 2022.

2. **Summary of significant accounting policies**

   Basis of presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

   Significant Judgements
   Revenue from contracts with customers includes commission income, fees from tape revenue, software development revenue and software maintenance fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of significant accounting policies (continued)**

Commission income and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Tape revenue
The Company participates in the FINRA/NASDAQ TRF Revenue Share Program ("TRF Program"). As part of its commission operations, the Company shares market data with the TRF Program and in return is compensated for sharing this market data. The amount received is based on the volume processed by the Company in comparison to the total volume of trades reported to the TRF Program. The Company has determined that the performance obligation is satisfied upon delivery of the market data to the TRF Program and the associated benefit of the information exchanges hands. The pricing associated with this revenue is determined by the TRF Program once the total volume of all reported trades have been processed.

Software maintenance fees
The Company provides Luminex, the requisite maintenance for the Platform and recognizes fees monthly throughout the maintenance agreement. The Company recognizes revenue over time in which the performance obligations are simultaneously provided by the Company and consumed by Luminex.

Disaggregation of revenue, for the year ended December 31, 2021, can be found on the accompanying statement of operations.

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $3,210,892 and $2,384,270 at January 1, 2021 and December 31, 2021, respectively.

The Company had outstanding receivables from the TRF program of $300,000 at January 1, 2021 and December 31, 2021 that are included in prepaid expenses and other assets on the accompanying statement of financial condition.

Substantially all balances at January 1, 2021 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2021 or December 31, 2021.

Cash and restricted cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. **Summary of significant accounting policies (continued)**

Commissions receivable
Commissions receivable are comprised of amounts due for processed trades.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Income taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases
The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

2. **Summary of significant accounting policies (continued)**

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2021 are as follows:

Weighted average remaining operating lease term	4.89 years
Weighted average discount rate of operating leases	4.80%

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

3. **Transactions with related parties**

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The deposit is included in due from clearing broker in the accompanying statement of financial condition. The clearing broker is an affiliate of one of the members of the Company.

The Company earned approximately 13% of commission income from all of its members and the members' affiliates during 2021. At December 31, 2021, approximately $600,000 is due from affiliated members and is included in commissions receivable - affiliates in the accompanying statement of financial condition.

3. **Transactions with related parties (continued)**

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed assets**

Fixed assets at December 31, 2021 consists of:

Computer equipment and software	$ 6,167,316
Furniture and fixtures	36,864
Leasehold improvement	17,560
	6,221,740
Less: Accumulated depreciation and amortization	(4,600,183)
	$ 1,621,557

Depreciation and amortization expense for the year ended December 31, 2021 was approximately $273,000.

5. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $12,858,000 which exceeded the required net capital by approximately $12,724,000. The ratio of aggregate indebtedness to net capital, at December 31, 2021 was 0.16 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. **Commitments**

The Company leases office space under two non-cancellable lease agreements in Massachusetts and South Carolina which expire on January 31, 2027 and August 31, 2022, respectively.

The leases have provisions for escalations. The Company has a security deposit, for the South Carolina lease, of approximately $12,000 which is included in other assets in the accompanying statement of financial condition.

6. **Commitments (continued)**

The Company has provided an irrevocable letter of credit to the landlord in the amount of $100,000 as security for its obligations under the Massachusetts lease. The Company has pledged a $100,000 bank account as collateral for the letter of credit that is shown as restricted cash on the accompanying statement of financial condition.

The future minimum annual payments at December 31, 2021 under these agreements are:

2022	$	376,753
2023		322,169
2024		328,612
2025		335,184
2026		341,888
Thereafter		57,168
Total undiscounted lease payments		1,761,774
Less imputed interest		(193,958)
Total lease liabilities	$	1,567,816

7. **Concentration**

The Company earned approximately $4,788,000 or 32% of commission income from its three largest customers. The same three customers account for approximately $594,000 or 25% of accounts receivable at December 31, 2021.

8. **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation.

9. **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.